[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 1, 2018

Via EDGAR and Courier

Kim McManus

Office of Real Estate and Commodities
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             frontdoor, inc. (formerly known as AHS Holding Company, Inc.)
Amendment No. 2 to Draft Registration Statement on Form 10-12B
Submitted May 28, 2018
CIK File No. 0001727263

Dear Ms. McManus:

On behalf of our client, frontdoor, inc., formerly known as AHS Holding Company, Inc. (“Frontdoor” or the “Company”), which is currently a wholly owned subsidiary of ServiceMaster Global Holdings, Inc. (“ServiceMaster”), this letter responds to certain oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were conveyed telephonically on June 11, 2018 with respect to Amendment No. 2 to the Company’s Draft Registration Statement on Form 10, confidentially submitted to the Commission on May 28, 2018 (the “Registration Statement”).

We note that, in connection with this letter, we are publicly filing a Registration Statement on Form 10 (the “Public Filing”) electronically via the EDGAR system on the date hereof.  Additionally, we are separately furnishing to the Staff a hard copy of this letter, along with four copies of the Public Filing marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Public Filing.  All page references in the responses set forth below refer to pages of the Public Filing.

Form 10

Exhibit Index, page iv

1.              Please file all exhibits prior to effectiveness of the Registration Statement, including the employment agreement mentioned in the Registration Statement.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that the Company has included the Employment Agreement, dated as of May 15, 2018, between Rexford J. Tibbens and American Home Shield as Exhibit 10.3 to the Public Filing, and will include any additional exhibits prior to requesting effectiveness of the Registration Statement.

Exhibit 99.1

Description of Our Capital Stock

Exclusive Forum, page 148

2.              Please revise Exhibit 99.1 of the Registration Statement to disclose the reasons why management adopted the exclusive forum provision contained in your certificate of incorporation.

Response:  In response to the Staff’s comment, page 148 and 149 of the Public Filing has been revised.

Notes to Unaudited Pro Forma Combined Financial Statements, page 71

3.              Please revise Note D in the Notes to Unaudited Pro Forma Consolidated Financial Statements section to disclose the amount of proceeds from new indebtedness that will be retained by ServiceMaster after the separation.

Response:  In response to the Staff’s comment, page 71 of the Public Filing has been revised.

*                                         *                                         *                                         *                                         *                                         *

If you have any questions concerning the Public Filing or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1233.

Sincerely yours,

/s/ Andrew R. Brownstein
Andrew R. Brownstein

cc:                                Rexford J. Tibbens, Chief Executive Officer, frontdoor, inc.

Dirk Gardner, Vice President, Associate General Counsel — Corporate & Assistant Secretary, ServiceMaster Global Holdings, Inc.